



Carl Hanna, PhD · 2nd

Healthcare Leader | Entrepreneur | Co-Founder @Evva Health | Mentor

Talks about #healthtech, #aiforhealth, #digitalhealth, and #caregiversupport

Atlanta, Georgia, United States · Contact info

1,857 followers · 500+ connections

Evva Health

Georgia Institute of Technology

Experience

Co-Founder and CEO
Evva Health · Full-time
Jan 2019 - Present · 3 yrs 2 mos
Atlanta, Georgia, United States

Dementia care currently is fragmented, complex, costly, and stressful for family caregivers, who are at the front lines caring for their loved ones. Evva Health is designing a smart caregiving ecosystem to empower family caregivers to take better care of themselves and t ...see more



Evva Health's A.I.-Driven Caregiving Platform
Smart caregiving platform for a curated, data-driven, and consistent care experience for families caring for loved ones with dementia.

Consulting Leader
PwC
Sep 2015 - Dec 2018 · 3 yrs 4 mos
Greater Atlanta Area

- Led engagement planning, budgeting, execution, and monitoring
- Managed activities across all engagement workstreams and provided quality control oversight

Consulting Manager
Deloitte Consulting
Sep 2010 - Aug 2015 · 5 yrs
Greater Atlanta Area

Led engagements across multi-hospital systems; here are some project samples:
- PeriOperative Services – Preference Card Optimization

Consultant
Amdocs
Aug 2007 - Sep 2010 · 3 yrs 2 mos

Communication Service Provider experience (US & South America) with focus on CRM software implementation
- Facilitated multiple sessions to understand key business issues and develop appropriate system requirements during each release

Graduate Research Assistant
Georgia Institute of Technology
Aug 2001 - Jul 2007 · 6 yrs

Research Experience in precision machining and electronic packaging. Proficient in developing numerical analysis and experimental studies.

See all 6 experiences